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Exhibit 99.5

Annual Meeting of Shareholders
April 24, 2008 at 10:00 a.m. (Eastern Daylight Time)
The Dominion Club,
1 King Street West, Toronto, Ontario

Proxy Login Details:

Control Number: [[ControlNumber]]

Holder Account Number: [[HolderAccountNumber]]

Proxy Access Number: [[ProxyAccessNumber]]

To: [[Registration]]

As a holder, you are entitled to receive the Proxy, Notice of Meeting and Management Information Circular for the Annual Meeting of Shareholders, Form 20-F for the fiscal year ended December 31, 2007, and the Chief Executive Officer's Letter to Shareholders. You are also entitled to vote your shares for the Company's Annual Meeting.

To cast your vote, please visit www.investorvote.com and follow the on-screen instructions. You will be prompted to enter the proxy voting details provided above in this email to access this voting site. Proxies submitted by the Internet must be received not later than 5:00 p.m. Eastern Daylight Time on Tuesday, April 22, 2008.

To view the Proxy, Notice of Meeting and Management Information Circular for the Annual Meeting of Shareholders, Form 20-F for the fiscal year ended December 31, 2007, and the Chief Executive Officer's Letter to Shareholders, visit:

http://www.celestica.com/InvestorRelations/InvestorRelations.aspx?id=2168

Thank you for using our online voting service.

Please note: You are receiving this email because you are signed up for Electronic Shareholder Communications, our environmentally friendly eComms service. You can unsubscribe to email notifications at any time by changing your elections on the Electronic Shareholder Communications menu at Investor Centre.

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CERTAINTY    INGENUITY    ADVANTAGE

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  Exhibit 99.5